MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 15, 2010

VIA EDGAR

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                            Protective Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

For ProSaver Platinum Modified Guaranteed Annuity Contracts

(333-158611)

Dear Mr. Ruckman:

On behalf of Protective Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of a post-effective amendment to a registration statement on Form S-1 (the “Post-Effective Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2010.  The Post-Effective Amendment to the Registration Statement relates to certain modified guaranteed annuity contracts (the “Contracts”) issued by the Company.  The Company will be requesting an effective date of May 1, 2010, for the Post-Effective Amendment.

The Company is not registering new securities at this time.  The Post-Effective Amendment relates to a previous registration statement for the Contracts (File No. 333-158611), which was filed with the Commission on April 16, 2009 (the “April 2009 Registration Statement”).  Because the Post-Effective Amendment to the Registration Statement reflects no changes to the terms of the Contracts and no material changes to disclosure relating to the Contracts, the prospectus included in the Post-Effective Amendment is substantially similar to the prospectus included in the April 2009 Registration Statement.  Accordingly, the Company respectfully requests that the Commission Staff selectively review the Post-Effective Amendment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  The Post-Effective Amendment has been marked to show all changes made since the April 2009 Registration Statement.  The only differences between the two relate to certain updating changes, editorial and stylistic changes, and revisions to the tax disclosure.

If you have any questions or comments regarding the Post-Effective Amendment, or if there is anything that we can do to facilitate the Staff’s review of the Post-Effective Amendment, please contact me at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Senior Associate Counsel

cc:                                 Elisabeth M. Bentzinger